SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)1

DIEDRICH COFFEE, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

253675201

(CUSIP Number)

copies to:
Thomas P. Cawley	Kenneth L. Guernsey
Peet’s Coffee & Tea, Inc.	Cooley Godward Kronish LLP
1400 Park Avenue	101 California Street, 5th Floor
Emeryville, CA 94608	San Francisco, CA 94111
(510) 594-2100	(415) 693-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Commissions)

December 7, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253675201	13D	Page 2 of 5 Pages

1	names of reporting persons i.r.s. identification nos. of above persons (entities only) Peet’s Coffee & Tea, Inc.
2	check the appropriate box if a member of a group (a) ☐ (b) ☐
3	sec use only
4	source of funds OO
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6	citizenship or place of organization Washington
number of shares beneficially owned by each reporting person with	7	sole voting power 221,559
	8	shared voting power 0
	9	sole dispositive power 221,559
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 221,559
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 3.87%(1)
14	type of reporting person CO

(1) Based on 5,726,813 shares of the issuer’s common stock outstanding as of October 23, 2009, as reported by the issuer in its most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2009.

This Amendment No. 1 to that certain statement of Peet’s Coffee & Tea, Inc. (“Peet’s”) on Schedule 13D, filed on November 12, 2009 (the “Original Statement”) hereby amends the Original Statement as provided herein.  Capitalized terms used but not defined herein shall have the meanings set forth in the Original Statement.

Item 3.                   Source and Amount of Funds or Other Consideration

Item 3 of the Original Statement is hereby amended and supplemented as follows:

The Merger Agreement was terminated by Diedrich at approximately 5:00 p.m. Pacific Time on December 7, 2009.  Immediately upon the termination of the Merger Agreement, the Stockholder Agreements automatically terminated in accordance with their terms.  As a result of the termination of the Stockholder Agreements, Peet’s no longer has voting or dispositive power with respect to (or any beneficial ownership of) any of the shares of Diedrich Common Stock or other securities covered by the Stockholder Agreements.

Item 4.                   Purpose of Transaction

Item 4 of the Original Statement is hereby amended and supplemented as follows:

Items 4(a) and (b) are hereby supplemented as follows:

(a), (b)     The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

Notwithstanding the termination of the Merger Agreement, Peet’s and Marty Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Peet’s, have not terminated the Offer.

Item 4(d) is amended and restated to read as follows:

(d)           Upon consummation of the Merger, the members of the board of directors of Acquisition Sub immediately prior to the effective time of the Merger will become the directors of Diedrich, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the officers of Acquisition Sub immediately prior to the effective time of the Merger will become the officers of Diedrich, until their respective successors are duly appointed. After the effective time of the Merger, Peet’s will appoint each of the directors and officers of Acquisition Sub.

Item 5.                   Interest in Securities of the Issuer

Item 5 of the Original Statement is hereby amended and supplemented as follows:

(a), (b)                      As a result of its direct holdings, Peet’s is the beneficial owner of and exercises sole voting and dispositive power over 221,559 shares of Diedrich Common Stock as of December 7, 2009, immediately following the termination of the Merger Agreement and the Stockholder Agreements. Such shares constitute approximately 3.87% of the number of issued and outstanding shares of Diedrich Common Stock as most recently reported by Diedrich.

(c)           Neither Peet’s nor, to the knowledge of Peet’s, any director or executive officer of Peet’s named in Schedule I to the Original Statement, has effected any transaction in shares of Diedrich Common Stock during the past 60 days, except as disclosed in the Original Statement as amended by this Amendment No. 1.

(d)           Not applicable.

(e)           As a result of the termination of the Stockholder Agreements on December 7, 2009, Peet’s is no longer the beneficial owner of 5% or more of the outstanding shares of Diedrich’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated to read as follows:

To the knowledge of Peet’s, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of Diedrich.

[signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2009

PEET’S COFFEE & TEA, INC.

/s/ Thomas P. Cawley
Name:	Thomas P. Cawley
Title:	Chief Financial Officer